Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business/Financial Editors:
    Penn West Energy Trust Announces June Cash Distribution

    PENN WEST ENERGY TRUST (TSX - PWT.UN; NYSE - PWE) is pleased to confirm cash distributions for June 2007

    CALGARY, June 20 /CNW/ - Penn West Energy Trust ("Penn West") confirms that its June 2007 cash distribution will be CDN$0.34 per trust unit payable on July 13, 2007 to unitholders of record on June 29, 2007. The ex-distribution date is June 27, 2007.
    The CDN$0.34 per unit is equivalent to approximately US$0.32 per unit
(before deduction of any applicable Canadian withholding tax), using a current
U.S./Canadian exchange ratio of 0.94. Registered unitholders with U.S.
addresses will receive their distributions directly from our transfer agent, and will be paid in U.S. currency using the exchange rate in effect on the record date. Non-registered U.S. unitholders will receive their distributions through their brokers.
    Penn West also recently entered into additional crude oil (WTI) collars with a volume of 5,000 barrels per day for the period between July 2008 and
December 2008. The collars were transacted with an average floor price of
US$67.00 per barrel and an average ceiling price of US$77.71 per barrel. Penn
West's hedged 2008 liquids volumes are now approximately 25% of total anticipated production (net of royalties). The transaction of these collars is consistent with policies established by the Board of Directors of Penn West.

    Penn West Energy Trust is a senior oil and natural gas energy trust based in Calgary, Alberta that trades on the Toronto Stock Exchange under the symbol
PWT.UN and on the New York Stock Exchange under the symbol PWE.

    %SEDAR: 00022266E          %CIK: 0001334388

    /For further information: PENN WEST ENERGY TRUST, Suite 2200, 425 - First
Street S.W., Calgary, Alberta, T2P 3L8, Phone: (403) 777-2500, Toll-free:
1-866-693-2707, Fax: (403) 777-2699, Website: www.pennwest.com; Investor
Relations: Phone: 1-888-770-2633, E-mail: investor_relations(at)pennwest.com,
William Andrew, President and CEO, Phone: (403) 777-2502/
    (PWT.UN. PWE)

CO:  Penn West Energy Trust

CNW 17:51e 20-JUN-07